AMENDMENT
                                     to the
               AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT
                                     between
                          VANGUARD EQUITY INCOME FUND,
                                       and
                            JOHN A LEVIN & CO., INC.

         This Amendment ("Amendment") supplements, forms part of, and is subject in all respects to, that certain Amended and Restated Investment Advisory Agreement ("Advisory Agreement"), dated March 18, 2003, between Vanguard Equity Income Fund ("Fund"), a series of Vanguard Fenway Funds, a Delaware business trust ("Trust"), and John A. Levin & Co., Inc. ("Levin"), an indirect wholly-owned subsidiary of Baker Fentress, a closed-end investment company registered under the Investment Company Act of 1940. This Amendment is effective as of September 21, 2005.

                                   WITNESSETH:

         WHEREAS, Levin renders investment advisory services to certain assets of the Fund which the Board of Trustees of the Trust determines to assign to Levin (referred to in the Advisory Agreement as the "Levin Portfolio");

         WHEREAS, effective September 21, 2005, the Board of Trustees reallocated the portion of the Fund's assets that were managed by Levin to the Fund's other investment advisers ("Asset Reallocation"), which had the immediate effect of reducing the amount of the Levin Portfolio to zero as of September 21, 2005 and for each day thereafter;

         WHEREAS, the Advisory Agreement was terminated effective November 22, 2005, pursuant to Section 9 of the Advisory Agreement and the notice of termination set forth in that certain letter delivered to Levin by The Vanguard Group, Inc. on behalf of the Fund on September 22, 2005;

         WHEREAS, the Advisory Agreement does not contemplate that the Basic Fee and the Performance Adjustment calculations would based on a fiscal quarter in which the Levin Portfolio would be reduced to zero for a portion of such fiscal quarter as a result of the Asset Reallocation;

         WHEREAS, the failure of the Advisory Agreement to contemplate the Asset Reallocation as described above will result in an artificially low payment to Levin for the fiscal quarter ended September 30, 2005; and



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         WHEREAS, in order to ensure that the Basic Fee and the Performance
Adjustment for the Levin Portfolio for the quarter ended September 30, 2005 is calculated on a fair and equitable basis in accordance with the intentions of the Fund and Levin, the parties have agree to a pro-rated fee arrangement as described below for the quarter ended September 30, 2005.

         NOW, THEREFORE, intending to be legally bound hereto, the Fund and Levin hereby agree as follows:

1. Definitions. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Advisory Agreement.

2. Basic Fee for the Period from July 1, 2005 through September 20, 2005. For purposes of calculating the Basic Fee payable to Levin for the period from July 1, 2005 through September 20, 2005, the parties agree that the Fund will pay to Levin a Basic Fee calculated by applying a quarterly rate, based on the annual percentage rates specified in Section 4 of the Advisory Agreement, to the average net assets of the Levin Portfolio on the following days: July 31, 2005, August 31, 2005 and September 20, 2005 (which is the day before the Asset Reallocation). The result shall then be multiplied by 0.891 (a factor representing 82 of the 92 days in the fiscal quarter ended September 30, 2005).

3. Basic Fee for the Period from September 21, 2005 through September 30, 2005. For purposes of calculating the Basic Fee payable to Levin for the period from September 21, 2005 through September 30, 2005, the parties agree that the Fund will pay to Levin a Basic Fee calculated by applying a quarterly rate, based on the annual percentage rates specified in Section 4 of the Advisory Agreement, to an amount equal to zero, which represents the average net assets of the Levin Portfolio on September 30, 2005 (which is the last day of the fiscal quarter ended September 30, 2005). The result shall then be multiplied by 0.109 (a factor representing 10 of 92 days in the fiscal quarter ended September 30,
2005).

4. Combined Basic Fee. The Basic Fee amounts calculated under paragraphs 2 and 3 above shall be added together to form a single Basic Fee payable to Levin for the fiscal quarter ended September 30, 2005 (the "Combined Basic Fee").

5. Performance Adjustment. The Performance Adjustment (if any) for the fiscal quarter ended September 30, 2005 shall be calculated based on the Combined Basic Fee (rather than based on the Basic Fee) pursuant to Sections 4 and 4.1 of the Advisory Agreement as amended by this Amendment.

6. Governing Law. All questions concerning the validity, meaning, and effect of the Advisory Agreement or this Amendment shall be determined in accordance with the laws (without giving effect to the conflict-of-law principles thereof) of the State of Delaware applicable to contracts made and to be performed in that state.

7. Continuance of Terms and Conditions. Except as specifically amended hereby, all of the terms and conditions of the Advisory Agreement are unaffected and shall continue to be in full force and effect and shall be binding upon the parties in accordance with their terms.

8. Counterparts. This Amendment may be signed in two or more counterparts. Each counterpart will constitute

         IN WITNESS WHEREOF, the parties have executed this Amendment by their duly authorized officers as of the effective date hereof.

VANGUARD EQUITY INCOME FUND,                            JOHN A LEVIN & CO., INC.
A SERIES OF VANGUARD FENWAY FUNDS

By: Heidi Stam /s/                                   By: Glenn A. Aigen, CPA /s/
Name: Heidi Stam                                     Name: Glenn A, Aigen
Title: Secretary                                     Title: Sr. Vice President &
                                                      Chief Financial Officer